# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Accuray Inc, CIK 0001138723
CUSIP: 004397105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1240 Deming Way, Madison, Wisconsin (WI), 53717
Date of event which requires filing of this statement: 04/17/2026
Amends the filing with accession number 0001104659-25-060187
Filed by CIK 0000850401
Persons authorized to receive notices and communications: Andrew Bowden, 515 S. Flower Street, Los Angeles, California (CA), 90071, 213-244-0731

## Reporting persons
- The TCW Group, Inc., on behalf of the TCW Business Unit (CIK 0000850401): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 15,467,952; sole dispositive power 0; shared dispositive power 15,467,952; aggregate amount beneficially owned 15,467,952 (11.5% of the class)
  Comment: Row 13. The calculation of the percentage of beneficial ownership is based on (i) 118,782,630 shares of Common Stock (as defined below) outstanding as of January 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2025, plus (ii) 15,467,952 shares of Common Stock issuable upon exercise of the Warrants (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Accuray Inc
Address of issuer's principal executive offices: 1240 Deming Way, Madison, Wisconsin (WI), 53717
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by The TCW Group, Inc. ("TCW") on behalf of itself and its direct and indirect subsidiaries, on June 17, 2025, relating to the Common Stock, par value $0.001 per share (the "Common Stock"), of Accuray Incorporated, a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 3 is supplemented by adding the following:

On December 15, 2025, the Issuer issued (x) to TCW Rescue Financing and TCW Direct Lending, respectively, (x) Common Stock Purchase Warrants to purchase 1,034,592 shares and 77,469 shares, respectively, of Common Stock at an exercise price of $1.25 per share (the "December Premium Warrants"), (y) Common Stock Purchase Warrants to purchase 1,448,429 shares and 108,457 shares, respectively, of Common Stock at an exercise price of $1.50 per share (the "Super Premium Warrants"), in each case of the December Premium Warrants and Super Premium Warrants, exercisable on and after six months and one day after December 15, 2025 and expiring on December 15, 2032, and (z) Common Stock Purchase Warrants to purchase 827,673 shares and 61,975 shares, respectively, of Common Stock at an exercise price of $0.01 per share (the "December Penny Warrants"), exercisable on and after December 15, 2025 and expiring on December 15, 2032 (the December Premium Warrants, Super Premium Warrants and December Penny Warrants, collectively, the "December Warrants" and, together with the June Warrants, the "Warrants").The December Warrants were issued to the holders thereof in connection with amendments to the Financing Agreement entered into on December 12, 2025 and December 15, 2025. No separate consideration was paid by the holders thereof for such December Warrants, and no exercise of the December Warrants has occurred. Any separate exercise price under the Warrants, if applicable, would be paid using working capital funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 is supplemented by adding the following:

The purpose of the issuance of the December Warrants was to incentivize the holders thereof (or their affiliates) to agree to amendments under the Financing Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages of beneficial ownership reported in this Item 5, and on the cover page to this Amendment , are based on (i) 118,782,630 shares of Common Stock (as defined below) outstanding as of January 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2025, plus (ii) 15,467,952 shares of Common Stock issuable upon exercise of the Warrants. The cover page to this Amendment is incorporated by reference in its entirety into this Item 5(a, b).

The TCW Business Unit holds, and thus has shared voting and dispositive power over, 15,467,952 shares of Common Stock of the Issuer (which is equal to approximately 11.5% of the number of the Issuer's issued and outstanding shares of Common Stock, including shares of Common Stock issuable upon exercise of the Warrants) through ownership of the Warrants issued by the Issuer to TCW Rescue Financing and TCW Direct Lending.
Number of shares as to which each person has sole or shared power to vote or dispose: [to be combined with Item 5(a) directly above]
Transactions in the class effected during the past sixty days: Other than as set forth in Item 3 above, the reporting person has not effected any transaction involving shares of Common Stock during the 60 days prior to the filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person other than the reporting person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Warrants.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in Item 6 is supplemented by adding the following:

The responses in Items 3 of this Amendment are incorporated herein by reference in their entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The disclosure in Item 7 is supplemented by adding the following:

Exhibit 7 - Common Stock Purchase Warrant, dated as of December 15, 2025, by and between TCW Rescue Financing and the Issuer (the TCW Rescue Financing December Premium Warrant).

Exhibit 8 - Common Stock Purchase Warrant, dated as of December 15, 2025, by and between TCW Direct Lending and the Issuer (the TCW Direct Lending December Premium Warrant).

Exhibit 9 - Common Stock Purchase Warrant, dated as of December 15, 2025, by and between TCW Rescue Financing and the Issuer (the TCW Rescue Financing Super Premium Warrant).

Exhibit 10 - Common Stock Purchase Warrant, dated as of December 15, 2025, by and between TCW Direct Lending and the Issuer (the TCW Direct Lending Super Premium Warrant).

Exhibit 11 - Common Stock Purchase Warrant, dated as of December 15, 2025, by and between TCW Rescue Financing and the Issuer (the TCW Rescue Financing December Penny Warrant).

Exhibit 12 - Common Stock Purchase Warrant, dated as of December 15, 2025, by and between TCW Direct Lending and the Issuer (the TCW Direct Lending December Penny Warrant).

## Signatures
- The TCW Group, Inc., on behalf of the TCW Business Unit: /s/ Andrew Bowden, Andrew Bowden, Executive Vice President (04/17/2026)